UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DI VI SION OF
CORPORATI ON FI NANCE
                                                                       May 13,
2019

  Charles W. Griege, Jr.
  Roaring Blue Lion Capital Management, L.P.
  8115 Preston Road, Suite 550
  Dallas, TX 75225-6307

           Re:     HomeStreet, Inc.
                   PRRN14A filed by Roaring Blue Lion Capital Management, L.P., et al.
                   Filed May 10, 2019
                   File No. 001-35424

  Dear Mr. Griege:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and/or any information provided in response to these comments, we may have additional comments.

  Schedule 14A

  1. To the extent the Washington Department of Financial Institutions must approve acquisitions of proxy authority representing 25% or more of the voting power of a financial institution within its jurisdiction, please disclose the risk that proxies delivered to the participants may be rendered "ineffective and void" by this state banking regulator and ineligible to be voted.

  2. Please provide the factual foundation to support the statement made on page 5 that
     HomeStreet "claimed that the diversity of the mortgage business was critical to the overall future operational success of the bank." Alternatively, please delete the contention.
  3. To the extent Blue Lion voluntarily elected to include hundreds of pages of materials in its
     660 page nomination submission, including approximately 415 pages of previously filed
     Schedule 13D filings that were not required or requested under the advance notice bylaws, please revise to remove the implication HomeStreet imposed such onerous obligation.

  4. Please provide us with the factual foundation for the attestation that the participants "were told [that an employee in HomeStreet's commercial/SBA lending division] was fired for cause. Alternatively, please delete the attestation.
 Charles W. Griege, Jr.
May 13, 2019
Page 2

5. To the extent a factual foundation exists to support the following statements, please revise to ensure that each representation or assertion is clearly described as an expression of opinion instead of conclusory statements of fact:

       Using their deep understanding of commercial banking and corporate turnarounds . . .
       (Page 1);

       HomeStreet's financial performance has been poor. (Page 4);

       Shareholder returns have been equally disappointing. (Page 4);

       HomeStreet has experienced high executive turnover in its commercial / SBA lending division . . . (Page 5)

       HomeStreet's Board needs fresh perspectives and experience. (Page 5)

6. Please advise us of the factual foundation upon which the participants rely to assert that
   HomeStreet undertook "extensive efforts to disenfranchise shareholders" given the decision reached by the Washington State Supreme Court regarding compliance with the advance notice bylaw. Alternatively, please use a different formulation or delete the assertion.

7. At present, page 22 states that "certain regular employees" will participant in the proxy solicitation but the class of Blue Lion's regular employees to be employed to solicit security holders has not been identified. In addition, use of the term "regular" appears insufficient to describe a class of employee. Please revise or advise. See Item 4(b)(2) of
Schedule 14A.

8. Item 5(b)(1)(ii) of Schedule 14A requires that each participant disclose his or her present principal occupation or employment as well as the name, principal business and address of any corporation or other organization in which such employment is carried on. Mr.
   Tanemura's occupation is listed as "Private Investor and Independent Director" at page 11.
   Please provide the address of each company of which Mr. Tanemura currently serves as a director in the next amendment to the proxy statement, or advise.

9. We note the response provided in reply to prior comment number six in our letter dated May
   8, 2019. Notwithstanding the revised disclosure, please advise us why the revised description of the required "general effect of such amendment" did not address the impact making a majority of the Board subject to change at any given annual meeting of shareholders could have in the takeover context.

                                         *       *      *
 Charles W. Griege, Jr.
May 13, 2019
Page 3



         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions


cc: Eleazer Klein, Esq.